Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Nippon Steel & Sumitomo Metal Corporation:

We consent to the use of our report dated August 28, 2018 with respect to the consolidated statements of financial position of Nippon Steel & Sumitomo Metal Corporation and subsidiaries as of March 31, 2018, March 31, 2017 and April 1, 2016, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2018, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AZSA LLC

Tokyo, Japan

November 2, 2018